Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Rogers Communications Inc.
We consent to the use of our audit report dated February 7, 2006, except as to notes 23 and 24, which are as of March 1, 2006, on the consolidated balance sheets of Rogers Communications Inc. and subsidiaries as at December 31, 2005 and 2004, and the related consolidated statements of income, deficit and cash flows for each of the years in the two-year period ended December 31, 2005 incorporated in this annual report on Form 40-F by reference.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
February 7, 2006, except
as to notes 23 and 24, which are as
of March 1, 2006